UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM T-3

(Amendment No.2)
_______________________
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
_______________________

GOL Equity Finance
(Issuer)

GOL Finance (Luxembourg)

GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas S.A.

Smiles Fidelidade S.A.

GAC Inc.

GOL Finance (Cayman)

Smiles Fidelidade Argentina S.A.

Smiles Viagens e Turismo S.A.

Smiles Viajes y Turismo S.A.

New GOL Parent S.A.

GTX S.A.

GOL Investment Brasil S.A.
(Guarantors)

(Name of Applicants)

_______________________

℅ GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes, Portaria 3, Prédio 24

Jd. Aeroporto

04630-000 São Paulo, São Paulo

Federative Republic of Brazil
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9.500% Second Lien Notes due 2030	$658,999,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable on or after the Effective Date under the Plan (as defined herein).
Name and registered address of agent for service: Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168 800-221-0102	With a copy to: Paul Denaro, Esq. Milbank LLP 55 Hudson Yards New York, NY 10001 212-530-5000

The Applicants hereby amend this Application for Qualification (the “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29124) originally filed by the Applicants with the Securities and Exchange Commission on March 25, 2025 (the “Initial Application”) as amended by the Amendment No. 1 to the Application for Qualification of Indenture on Form T-3 filed with the SEC on May 8, 2025 (“Amendment No. 1” and the Initial Application, as amended by Amendment No. 1, the “Application”), and is being filed to (i) amend and restate the Initial Application, (ii) attach certain exhibits previously omitted from the Application and (ii) amend and restate the Index to Exhibits.

GENERAL

1.                General Information.

GOL Equity Finance (the “Issuer”) is a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg.

The guarantors identified below (the “Guarantors” and, together with the Issuer, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
GOL Finance	Public limited liability company (société anonyme)	Luxembourg
GOL Linhas Aéreas Inteligentes S.A.	Corporation (sociedade anônima)	Brazil
GOL Linhas Aéreas S.A.	Corporation (sociedade anônima)	Brazil
Smiles Fidelidade S.A.	Corporation (sociedade anônima)	Brazil
GAC Inc.	Corporation	Cayman Islands
GOL Finance	Corporation	Cayman Islands
Smiles Fidelidade Argentina S.A.	Corporation (sociedade anónima)	Argentina
Smiles Viagens e Turismo S.A.	Corporation (sociedade anônima)	Brazil
Smiles Viajes y Turismo S.A.	Corporation (sociedade anónima)	Argentina
New GOL Parent S.A.	Public limited liability company (société anonyme)	Luxembourg
GTX S.A.	Corporation (sociedade anônima)	Brazil
GOL Investment Brasil S.A.	Corporation (sociedade anônima)	Brazil

The Fifth Modified Third Amended Joint Chapter 11 Plan of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of May 20, 2025 and confirmed by the United States Bankruptcy Court of the Southern District of New York on May 21, 2025 (as amended or supplemented, the “Plan”) contemplates, among other things, (i) a reorganization of GOL Linhas Aéreas Inteligentes S.A. (the “Company”) and certain of its affiliates (the “Reorganization”) and (ii) the issuance by the Issuer of the 9.500% Second Lien Notes due 2030 (the “Notes”).

2.                Securities Act Exemption Applicable.

Pursuant to the terms of the Plan, under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Issuer will issue under the indenture to be qualified hereby (the “Indenture”) the Notes to (i) Abra Group Limited or any of its subsidiaries (the “Lead Purchaser”) and (ii) holders of Allowed 2026 Senior Secured Notes Claims (as defined in the Plan) (collectively, the “Purchasers”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived, which the Applicants expect to be June 5, 2025 (the “Effective Date”).

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes and the guarantees thereof to the Purchasers will satisfy the aforementioned requirements. See “Article VIII Provisions Governing Distributions – E. Exemption from Securities Laws” of the Plan.

2

AFFILIATIONS

3.                Affiliates.

A diagram containing all the affiliates of the Applicants upon the consummation of the Plan, and indicating their respective percentages of voting securities or other bases of control, is exhibited hereto as Exhibit T3G.1 and incorporated by reference herein.

MANAGEMENT AND CONTROL

4.                Directors and Executive Officers.

GOL Equity Finance

The names of the directors of GOL Equity Finance, as of the date hereof and upon the consummation of the Plan, are set forth below. GOL Equity Finance does not have any executive officers. The mailing address for each director is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	Director
Carla Patricia Cabral da Fonseca	Director
Renata Domingues da Fonseca Guinesi	Director

GOL Finance (Luxembourg)

The names of the directors of GOL Finance, as of the date hereof and upon the consummation of the Plan, are set forth below. GOL Finance does not have any executive officers. The mailing address for each director is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Carla Patricia Cabral da Fonseca	Director
Celso Guimarães Ferrer Junior	Director
Renata Domingues da Fonseca Guinesi	Director

GOL Linhas Aéreas Inteligentes S.A

The names of the directors and executive officers of GOL Linhas Aéreas Inteligentes S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. The mailing address for each director and executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Constantino de Oliveira Junior	Chairman of the Board
Ricardo Constantino	Vice Chairman of the Board
Adrian Neuhauser	Board Member
Anmol Bhargava	Board Member
Marcela de Paiva Bonfim Teixeira	Independent Board Member

3

Antonio Kandir	Independent Board Member
Philipp Michael Schiemer	Independent Board Member
Tymothy Robert Coleman	Independent Board Member
Paul Stewart Aronzon	Independent Board Member
Celso Guimarães Ferrer Junior	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer
Carla Patrícia Cabral da Fonseca	Executive Officer
Renata Domingues da Fonseca Guinesi	Executive Officer

GOL Linhas Aéreas S.A.

The names of the directors and executive officers of GOL Linhas Aéreas S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. The mailing address for each director and executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Constantino de Oliveira Junior	Chairman of the Board
Joaquim Constantino Neto	Vice Chairman of the Board
Ricardo Constantino	Effective member of the Board
Celso Guimarães Ferrer Junior	President
Carla Patricia Cabral da Fonseca	Executive Officer
Renata Domingues da Fonseca Guinesi	Executive Officer

Smiles Fidelidade S.A.

The names of the executive officers of Smiles Fidelidade S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. Smiles Fidelidade S.A. does not have any directors. The mailing address for each executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	President
Carla Patricia Cabral da Fonseca	Officer
Renata Domingues da Fonseca Guinesi	Officer

GAC Inc.

The names of the directors of GAC Inc., as of the date hereof and upon the consummation of the Plan, are set forth below. GAC Inc. does not have any executive officers. The mailing address for each director is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	Director
Carla Patricia Cabral da Fonseca	Director
Renata Domingues da Fonseca Guinesi	Director

GOL Finance (Cayman)

The names of the directors of GOL Finance, as of the date hereof and upon the consummation of the Plan, are set forth below. GOL Finance does not have any executive officers. The mailing address for each director is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

4

Name	Office
Celso Guimarães Ferrer Junior	Director
Carla Patricia Cabral da Fonseca	Director
Renata Domingues da Fonseca Guinesi	Director

Smiles Fidelidade Argentina S.A.

The names of the directors and executive officers of Smiles Fidelidade Argentina S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. The mailing address for Carla Patricia Cabral da Fonseca is ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil. The mailing address for each other executive officer and director is: ℅ Cerrito 1186, 8th floor, City of Buenos Aires, Argentina.

Name	Office
Carla Patricia Cabral da Fonseca	President
Sebastián Carlos Villa	Vice President
Matías Cambiaso	Regular Director
Ángeles Pagliettini	Alternate Director

Smiles Viagens e Turismo S.A.

The names of the executive officers of Smiles Viagens e Turismo S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. Smiles Viagens e Turismo S.A. does not have any directors. The mailing address for each executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	Officer
Carla Patricia Cabral da Fonseca	Officer
Renata Domingues da Fonseca Guinesi	Officer

Smiles Viajes y Turismo S.A.

The names of the directors and executive officers of Smiles Viajes y Turismo S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. The mailing address for Carla Patricia Cabral da Fonseca is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil. The mailing address for each other executive officer and director is: ℅ Cerrito 1186, 8th floor, City of Buenos Aires, Argentina.

Name	Office
Carla Patricia Cabral da Fonseca	President
Sebastián Carlos Villa	Vice President
Matías Cambiaso	Regular Director
Ángeles Pagliettini	Alternate Director

New GOL Parent S.A.

The names of the directors of New GOL Parent S.A., upon the consummation of the Plan, are set forth below. New GOL Parent S.A. does not have any executive officers. The mailing address for each director is: ℅ 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg.

Name	Office
Steven Strom	Independent Director
Constantino de Oliveira Junior	Director
Adrian Neuhauser Berlin	Director
Manuel Jose Irarrazaval Aldunate	Director

5

GTX S.A.

The names of the executive officers of GTX S.A., as of the date hereof and upon the consummation of the Plan, are set forth below. GTX S.A. does not have any directors. The mailing address for each executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	Officer
Carla Patricia Cabral da Fonseca	Officer
Renata Domingues da Fonseca Guinesi	Officer

GOL Investment Brasil S.A.

The names of the executive officers of GOL Investment Brasil S.A., upon the consummation of the Plan, are set forth below. GOL Investment Brasil S.A. does not have any directors. The mailing address for each executive officer is: ℅ Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Renata Domingues da Fonseca Guinesi	Officer
Márcia Regina Sato Sato Davoli De Araujo	Officer
Jorge Patricio Marin Muñoz	Officer

5.                Principal Owners of Voting Securities.

The following table sets forth certain information regarding each person known to each Applicant to own 10 percent or more of the voting securities of such Applicant upon the consummation of the Plan.

Applicant	Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GOL Equity Finance	Stichting Holding GOL Equity Finance Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	37,227	100%
GOL Finance (Luxembourg)	GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	1,188,060,000	100%

6

GOL Linhas Aéreas Inteligentes S.A.	GOL Investment Brasil S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04576-060, Brazil	Common Shares	2,863,682,500*	100%
GOL Linhas Aéreas S.A.	GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	3,480,216,892	100%
Smiles Fidelidade S.A.	GOL Linhas Aéreas S.A. ℅ GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	1,000	100%
GAC Inc.	GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	1	100%
GOL Finance (Cayman)	GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	1	100%
Smiles Fidelidade Argentina S.A.	GOL Linhas Aéreas S.A. ℅ GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	48,846,720	95%
	Smiles Viagens e Turismo S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	2,570,880	5%

7

Smiles Viagens e Turismo S.A.	GOL Linhas Aéreas S.A. ℅ GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	40,000	100%
Smiles Viajes y Turismo S.A.	Smiles Viagens e Turismo S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	784,000	98%
	Smiles Fidelidade Argentina S.A. Cerrito 1186, 8th floor, City of Buenos Aires, Argentina	Common Shares	16,000	2%
New GOL Parent S.A.	Abra Global Finance Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands	Common Shares	142,779,629,286	81.94%
GTX S.A.	GOL Linhas Aéreas Inteligentes S.A. Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil	Common Shares	400	100%
GOL Investment Brasil S.A.	New GOL Parent S.A. 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg	Common Shares	100*	100%

* Reflects the number of shares of GOL Linhas Aéreas Inteligentes S.A. and GOL Investment Brasil S.A. currently outstanding. The exact number of voting securities of the such Applicants following the Reorganization will not be known until the Effective Date, which is the date the U.S. dollar amount of “Subject Claims” (as defined in the Plan) will be converted into Brazilian reais to determine how many shares will be issued by these entities.

UNDERWRITERS

6.                Underwriters.

(a)              Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b)              There is no proposed principal underwriter for the Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

8

CAPITAL SECURITIES

7.                Capitalization.

(a)              The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of May 10, 2025.

GOL Equity Finance

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	37,227	37,227
Exchangeable Senior Secured Notes Due 2028	$1,430,925,000	$1,375,951,496.82
3.75% Exchangeable Senior Notes Due 2024	$425,000,000	$42,137,000

GOL Finance

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,500,060,000	1,188,060,000
Senior Secured Notes Due 2028*	$1,430,925,000	$290,481,249.87
7.00% Senior Notes Due 2025*	$650,000,000	$342,430,000
8.00% Senior Secured Notes Due 2026*	$650,000,000	$251,117,000
5.00% Senior Secured Amortizing Notes Due 2026	$152,668,580.98	$141,662,259.15
3.00% Subordinated Secured Amortizing Notes Due 2025	$88,047,640.43	$66,035,973.51
Floating Rate Superpriority Senior Secured Notes Due 2025*	$1,602,394,878	$1,247,094,433

*Notes will repaid on the Effective Date in connection with the Plan.

GOL Linhas Aéreas Inteligentes S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	2,863,682,500*	2,863,682,500
Preferred Shares	338,594,335*	338,594,335**

*The Company is able to authorize the increase of its corporate capital, in the form of common shares or preferred shares, by up to BRL17,000,000,000.

**Includes 2,109 Preferred Shares are held in treasury.

GOL Linhas Aéreas S.A.

Title of Class	Amount Authorized*	Amount Outstanding
Common Shares	3,480,216,892	3,480,216,892
Preferred Shares	718,266,722	718,266,722
Seventh Issuance of Senior Secured Debentures**	BRL563,333,210	BRL387,144,615.72
Eight Issuance of Senior Secured Debentures**	BRL610,217,000	BRL419,363,781.85

*GOL Linhas Aéreas S.A. is able to authorize the increase of its corporate capital, in the form of common shares or preferred shares, by up to 10%.

** Debentures will repaid on the Effective Date in connection with the Plan.

Smiles Fidelidade S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,000	1,000

9

GAC Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	50,000	1

GOL Finance (Cayman)

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	50,000	1
8.75% Perpetual Notes	$200,000,000	$138,614,000

Smiles Fidelidade Argentina S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	51,417,600	51,417,600

Smiles Viagens e Turismo S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	40,000	40,000

Smiles Viajes y Turismo S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	800,000	800,000

New GOL Parent S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	3,000,000	3,000,000

GTX S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	400	400

GOL Investment Brasil S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100	100

(b)              Each share of each of the Applicant’s common shares is entitled to one vote for each such share held on all matters submitted to a vote of security holders.

Each of the Preferred Shares of the Company listed above have no voting rights, except that each Preferred Share entitles its holder to one vote at the Company’s shareholders’ meeting to decide on certain specific matters, such as: any transformation of the Company into another corporate type; any merger, consolidation or spin-off of the Company; approval of any transactions between the Company and its controlling shareholder or parties related to the controlling shareholder; approval of any valuation of assets to be delivered to the Company in payment for shares issued in a capital increase; appointment of an expert to ascertain the fair value of the Company in connection with any deregistration and delisting tender offer; changes to the rights attributable to Preferred Shares approved by shareholders on March 23, 2015; any changes to these voting rights; and approval of a change of the Company’s corporate purpose.

10

Each of the Preferred Shares of GOL Linhas Aéreas S.A. have no voting rights.

The debt securities described above do not entitle the holders thereof to voting rights.

INDENTURE SECURITIES

8.                Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, to be dated as of the first issuance of the Notes pursuant to the Plan (as defined in the Initial Application), and to be entered into by and among GOL Equity Finance, (as Issuer), the guarantors party thereto (the “Guarantors”), Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and TMF Group New York, LLC, as collateral agent (the “Collateral Agent”).

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, the form of which is attached as Exhibit T3C.1 hereto and incorporated by reference herein. The Applicants have not entered into the Indenture as of the date of filing this Amendment, and the terms of the Indenture are subject to change prior to its execution. Unless specified otherwise, capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

Events of Default; Withholding of Notice of Default

Each of the following events constitutes an “Event of Default” for the Notes:

(a)	any default in any payment of interest (including any related Additional Amounts) on any Note when the same becomes due and payable, and such default continues for a period of 30 days;
(b)	any default in the payment of principal of or premium on (including any related Additional Amounts) any Note when the same becomes due and payable upon acceleration or redemption or otherwise;
(c)	the Parent, the Issuer or a Guarantor fails to comply with any of their covenants or agreements in the Notes, Note Guarantees, the Indenture or the Collateral Documents (other than those referred to in (a) and (b) above), and such failure continues for 60 days after the earlier of (x) the date on which the Parent, the Issuer or any such Guarantor obtains actual knowledge of such failure and (y) Issuer’s receipt from the Trustee (acting solely at the written discretion of the Holders of not less than 25% in principal amount of the Notes then outstanding) or the Holders of at least 25% in principal amount of the Notes of written notice of such Default;
(d)	(i) the Parent, the Issuer or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent, the Issuer or any such Restricted Subsidiary (or the payment of which is guaranteed by the Issuer or any such Restricted Subsidiary) whether such Indebtedness or guarantee now exists (other than any pre-petition Indebtedness that has been discharged under the Plan), or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, totals U.S.$25,000,000 (or the equivalent thereof at the time of determination) or more in the aggregate;

11

(e)	one or more final judgments or decrees for the payment of money of U.S.$25,000,000 (or the equivalent thereof in other currencies at the time of determination) or more in the aggregate (to the extent not covered by an insurance policy or policies issued by insurance companies with sufficient financial resources to perform their obligations under such policies) are rendered against the Parent, the Issuer or any Restricted Subsidiary and are not paid (whether in full or in installments in accordance with the terms of the judgment) or otherwise discharged and, in the case of each such judgment or decree, there is a period of 60 days after such judgment becomes final during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;
(f)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(1)	is for relief against the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case;
(2)	appoints a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee, custodian or any other similar officer in respect of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of the Significant Subsidiaries;
(3)	orders the suspension of payments, a moratorium of any indebtedness, bankruptcy or judicial or extrajudicial recovery, winding-up, dissolution, striking-off, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;
(4)	orders the enforcement of any security over any assets that comprise the Collateral, or any analogous procedure or step is taken in any jurisdiction; or
(5)	orders the liquidation of the Parent, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary and the order or decree remains unstayed and in effect for 60 consecutive days;
(g)	the Parent, the Issuer, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:
(1)	commences a voluntary case (including the making of an application, the presentation of a petition, the fling or service of a notice or the passing of a resolution);
(2)	consents to the entry of an order for relief against it in an involuntary case;
(3)	is made party to an involuntary Bankruptcy Proceeding that is not dismissed within 45 days of filing;

12

(4)	consents to the appointment of a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee, custodian or any other similar officer in respect of it or for all or substantially all of its property;
(5)	makes a general assignment, composition, compromise or arrangement for the benefit of its creditors; or
(6)	admits in writing its inability generally to pay its debts;
(h)	the Note Guarantee of the Parent or any other Guarantor ceases to be in full force and effect (except as contemplated by the terms hereof) or the Parent or any such Guarantor denies or disaffirms its obligations under the Indenture or any such Note Guarantee, other than by reason of the release of the Note Guarantee in accordance with the terms of Section 10.09 of the Indenture;
(i)	(x) failure to comply with the obligations with respect to the Collateral set forth in Section 4.13 and Schedule 4.13 of the Indenture, in accordance with the terms and within the time periods set forth in such Schedule 4.13 (as may be extended in accordance with the terms of the Indenture), (y) the Liens created by the Collateral Documents shall at any time cease to constitute a valid and perfected Lien on any Key Collateral or any material portion of the Collateral intended to be covered thereby (unless perfection is not required by the Indenture or the Collateral Documents) other than (A) in accordance with the terms of the relevant Collateral Document and the Indenture, (B) the satisfaction in full of all obligations under the Indenture or (C) any loss of perfection that results from the failure of the Collateral Agent (or the applicable collateral agent, acting as sub-agent or gratuitous bailee on behalf of the Collateral Agent in accordance with the terms of the applicable Intercreditor Agreement) to maintain possession of certificates delivered to it representing securities pledged under the Collateral Documents, in each case under (x) and (y) above, and solely with respect to Collateral other than Key Collateral (except Key Collateral that arises after the Closing Date), such default continues for five (5) days after receipt by the Issuer of written notice given by the Trustee (at the written direction of Holders of not less than 25% in aggregate principal amount of the then Outstanding Notes) or the Holders of not less than 25% in aggregate principal amount of the then Outstanding Notes (it being understood that, in the case of any failure to pledge or perfect any Collateral that arises after the Closing Date, such default shall be deemed not to exist if the Issuer or the applicable Guarantor has taken all actions with respect to such pledge or perfection to the extent required under the applicable Collateral Documents within such five-day period). For the avoidance of any doubt, the foregoing exception shall not create, impose or affect any duty on the Collateral Agent with respect to the Collateral; and
(j)	unless all the Collateral has been released from the Liens in accordance with the provisions of the Collateral Documents, the Issuer shall assert or the Parent or any Guarantor shall assert, in any pleading in a court of competent jurisdiction, with respect to any Collateral, that any such security interest is invalid or unenforceable;
(k)	failure to comply with its obligations under Section 4.18 of the Indenture.

An Event of Default under clause (d) of Section 6.01 of the Indenture and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 20 days after such Event of Default arose: (1) the Indebtedness that is the basis for such Event of Default has been discharged; (2) holders of such Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or (3) the default that is the basis for such Event of Default has been cured.

As long as the insolvency laws of the jurisdiction in which the Parent, the Issuer or any Significant Subsidiary or Guarantor are organized provide for restrictions on or sanctions associated with the ability of the Trustee or the Holders of the Notes to, directly or indirectly, exercise the right to declare an Event of Default under clause (f) and (g) of Section 6.01 of the Indenture, nothing in clause (f) and (g) shall (1) prevent the commencement of any reorganization proceeding in such jurisdiction, whether voluntary or involuntary, in respect of a Parent, the Issuer or any Significant Subsidiary or Guarantor, (2) prohibit the Parent, the Issuer or any Significant Subsidiary from entering into a reorganization proceeding, or (3) cause an unfavorable effect upon the Parent, the Issuer or any Significant Subsidiary or Guarantor.

13

Notwithstanding anything to the contrary in the Indenture or any Collateral Document, no Default or Event of Default shall be deemed to have occurred or arisen as a result of transactions consummated pursuant to the Plan on or about the Issue Date, or otherwise in accordance with the Plan (excluding transactions involving Investments made by the Issuer and/or the Guarantors with material Cash Equivalents (including proceeds of the foregoing) in connection therewith, unless otherwise permitted hereunder without giving effect to this paragraph).

The Trustee shall give to the Holders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of all Defaults or Events of Defaults known to the Trustee, within ninety (90) days after the occurrence thereof: provided, that except in the case of default in the payment of the principal of or interest on the Notes, or in the payment of any sinking or purchase fund installment, the Trustee shall be protected in withholding such notice if and so long as the board of directors of the Trustee in good faith determine that the withholding of such notice is in the interests of the Holders.

Execution, Authentication and Delivery

(a)              An Officer of the Issuer shall sign the Notes for the Issuer by manual, electronic or facsimile signature.

(1)              If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

(2)              A Note shall not be valid until an authorized signatory of the Trustee or an Authenticating Agent signs the certificate of authentication on the Note upon the Issuer’s order (defined in the Indenture as a “Company Order”) by manual, electronic or facsimile signature. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture. Such Company Order shall specify the principal amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, the number of separate Note certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

(3)              On the Issue Date, the Trustee or an Authenticating Agent shall authenticate and deliver the Initial Notes and, at any time and from time to time thereafter, any Additional Notes for original issue as set forth in Section 2.12 of the Indenture, in each case upon a Company Order.

(4)              The Notes shall be issued in fully registered form without coupons attached in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof (each, an “Authorized Denomination” under the Indenture).

(b)              The Trustee may appoint an Authenticating Agent, with a copy of such appointment to the Issuer, to authenticate the Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by an Authenticating Agent. An Authenticating Agent has the same rights as the Registrar or any Transfer Agent or Paying Agent or agent for service of notices and demands.

Use of Proceeds

Pursuant to the Plan, the Issuer intends to use the net proceeds of the Notes to satisfy (i) the 2028 Notes Claims (as defined in the Plan) in an aggregate principal amount of U.S.$600,000,000, and (ii) the 2026 Senior Secured Notes Claims (as defined in the Plan) in an aggregate principal amount of U.S.$100,000,000.

Release of Collateral

(a)              Subject to Sections 12.02(b), (c) and (d) of the Indenture, and to the terms and conditions of the Intercreditor Agreements, the Liens securing the Notes will be automatically released, and the Trustee (subject to its receipt of an Officers’ Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, and instruct in writing the Collateral Agent to execute, as applicable, the same at the Issuer’s sole cost and expense, under one or more of the following circumstances:

(1)       in whole upon:

14

(A)             payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other obligations under the Indenture;

(B)             satisfaction and discharge of the Indenture as set forth under Article 8 of the Indenture; or

(C)             a Legal Defeasance or Covenant Defeasance as set forth under Article 8 of the Indenture;

(2)       in part, as to any asset constituting Collateral:

(A)             that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to any Person that is not the Issuer or a Guarantor in a transaction permitted by the Indenture and the Collateral Documents,

(B)             that is held by a Guarantor that is released from its Note Guarantee pursuant to Section 10.09 of the Indenture,

(C)             that is otherwise released in accordance with the Indenture or the Collateral Documents,

(D)             that is or becomes an Excluded Asset; or

(E)             that is required to be released in accordance with any Intercreditor Agreement.

(b)              With respect to any release of Collateral, the Trustee and the Collateral Agent shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture and the Collateral Documents to such release have been satisfied, that such release is authorized or permitted by the terms of the Indenture or the Collateral Documents, and that the Trustee and the Collateral Agent are authorized and directed to execute and deliver the documents provided by the Issuer in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Issuer. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officers’ Certificate, Opinion of Counsel or direction and notwithstanding any term hereof or in any Collateral Document to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officers’ Certificate, Opinion of Counsel and written direction.

(c)              At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Collateral Documents shall be effective as against the Holders.

(d)              Notwithstanding anything to the contrary in Section 12.02 of the Indenture and the partial release of Liens in accordance with Sections 12.02(a) and (b) thereof, Liens shall not be released in whole while other Secured Obligations (as such term is defined in the Collateral Documents) are still outstanding.

TIA Requirements with respect to Collateral

(a)              The Issuer will comply with the provisions of Section 314(b) of the Trust Indenture Act.

(b)              The Issuer will comply with the provisions of Section 314(d) of the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Issuer, except in cases where Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in the Indenture, the Issuer and the Guarantors shall not be required to comply with all or any portion of Section 314(d) of Trust Indenture Act if they reasonably determine that under the terms of Section 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable.

15

(c)              Any release of Collateral permitted by Section 12.02 of the Indenture will be deemed not to impair the Liens on the Collateral in contravention of the Indenture and the Collateral Documents and any Person that is required to deliver an Officers’ Certificate or Opinion of Counsel pursuant to Section 314(d) of the Trust Indenture Act shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion. The Trustee and the Collateral Agent may, to the extent permitted by the Indenture, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such certificates and opinions.

(d)              If any Collateral is released in accordance with the Indenture or any Collateral Document at a time when the Trustee is not itself also the Collateral Agent and if the Issuer has delivered the certificates and documents required by the Collateral Documents and Section 12.02 of the Indenture, the Trustee shall deliver all documentation received by it in connection with such release to the Collateral Agent.

(e)              Without limiting the generality of the foregoing, certain no-action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. Subject to the other provisions of the Indenture and the Collateral Documents, the Issuer and the Guarantors are not required to obtain any release or consent from the Trustee, the Collateral Agent or the Holders or deliver any certificate or opinion otherwise required by Section 314(d) of the Trust Indenture Act with respect to the release of Collateral in connection with (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property or assets that is or has become worn out, defective, obsolete or not used or useful in the business of the Issuer and the Guarantors; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions for any leases, contracts or other agreements or instruments in the ordinary course of business; (iii) surrendering or modifying any franchise, license or permit that it may hold or own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of or adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the repayment of Indebtedness or payment of interest or in connection with the Issuer’s or Guarantor’s cash management activities) from cash that is at any time part of the Collateral in the ordinary course of business; (ix) abandoning any property (including intellectual property) that is no longer used or useful in the business of the Issuer and the Guarantors; or (x) any release that is required in accordance with the First Lien/Second Lien Intercreditor Agreement or the Second Lien Pari Passu Intercreditor Agreement. The Issuer shall deliver to the Trustee within 30 days following June 30 and December 30 of each year, commencing on the earlier of the first: (A) June 30 following the date hereof and (B) December 30 following the date hereof, an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period (or since the Issue Date, in the case of the first such certificate) in connection with which no consent of the Holders of the Notes or the Trustee was obtained pursuant to the foregoing provisions were made in the ordinary course of business and the use of proceeds in connection with such release were not prohibited by the Indenture.

Satisfaction and Discharge

When (i) the Issuer or any Guarantor delivers to the Trustee all Outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Indenture) for cancellation or (ii) all Outstanding Notes have become due and payable and the Issuer or any Guarantor deposits in trust, for the benefit of the Holders, with the Principal Paying Agent finally collected funds sufficient to pay at Maturity all Outstanding Notes and interest thereon (other than Notes replaced pursuant to Section 2.08 of the Indenture and if in any such case the Issuer or any Guarantor pays all other sums payable hereunder by the Issuer or such Guarantor, then the Indenture, and the obligations of the Issuer and the Guarantors pursuant hereto, shall, subject to Sections 8.01(c) and 8.06 of the Indenture, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Issuer or any Guarantor accompanied by an Officers’ Certificate and an Opinion of Counsel (each stating that all conditions precedent herein provided relating to the satisfaction and discharge of the Indenture have been complied with) and at the cost and expense of the Issuer or any Guarantor.

16

Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Parent, a brief certificate signed by the principal executive officer, principal financial officer or principal accounting officer of the Issuer, as to the signer’s knowledge of the Issuer’s compliance with all conditions and covenants contained in the Indenture (determined without regard to any period of grace or requirement of notice provided therein).

The Parent will provide the Trustee, promptly after any executive officer of the Parent or the Issuer becomes aware of the existence of an Event of Default, an Officers’ Certificate setting forth the details thereof and the action which the Issuer or Parent is taking or proposes to take with respect thereto.

9.                Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)              Pages numbered 1 to 17, consecutively.

(b)              The Statement of Eligibility and Qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee under the Indenture.

(c)              The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1**	Statuts Coordonnes of GOL Finance, and Constat D’augmentation de Capital of GOL Finance, dated September 22, 2023
Exhibit T3A.2**	Statuts Coordonnes of GOL Equity Finance, dated December 5, 2018
Exhibit T3A.3*	Incorporation Deed of New GOL Parent S.A.
Exhibit T3A.4*	Instrument of Incorporation of GOL Investment Brasil S.A.
Exhibit T3A.5	Amended and Restated Memorandum and Articles of Association of GAC Inc. dated March 23, 2006
Exhibit T3A.6	Memorandum and Articles of Association of GOL Finance (Cayman), dated March 16, 2006
Exhibit T3B.1**	Bylaws of GOL Linhas Aéreas Inteligentes S.A., dated May 30, 2025
Exhibit T3B.2**	Bylaws of GOL Linhas Aéreas S.A., dated April 30,2025
Exhibit T3B.3**	Restated Bylaws of Smiles Fidelidade S.A., dated April 30,2025
Exhibit T3B.4	Bylaws of Smiles Fidelidade Argentina S.A., dated November 17, 2022
Exhibit T3B.5	Bylaws of Smiles Viagens e Turismo S.A., dated August 31, 2017
Exhibit T3B.6	Bylaws of Smiles Viajes y Turismo S.A., dated January 23, 2024
Exhibit T3B.7	Bylaws of GTX S.A., dated February 8, 2021

17

Exhibit T3C.1	Form of Indenture to be entered into by and among GOL Equity Finance, as issuer, the guarantors party thereto, Wilmington Savings Fund Society, FSB, as trustee, and TMF Group New York, LLC, as collateral agent
Exhibit T3D.1	Not applicable
Exhibit T3E.1**	Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3E.2**	Disclosure Statement for Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto)
Exhibit T3G	Organizational Chart
Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1

*       To be filed by amendment.

**       Previously filed.

18

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Equity Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GOL Equity Finance	GOL Equity Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GOL Finance	GOL Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas Inteligentes S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GOL Linhas Aéreas Inteligentes S.A.	GOL Linhas Aéreas Inteligentes S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GOL Linhas Aéreas S.A.	GOL Linhas Aéreas S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Fidelidade S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

Smiles Fidelidade S.A.	Smiles Fidelidade S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President

19

Pursuant to the requirements of the Trust Indenture Act of 1939, GAC Inc., a corporation organized under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GAC Inc.	GAC Inc.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Finance, a corporation organized under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GOL Finance (Cayman)	GOL Finance (Cayman)
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Fidelidade Argentina S.A., a corporation organized under the laws of Argentina, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

Smiles Fidelidade Argentina S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Viagens e Turismo S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

Smiles Viagens e Turismo S.A.	Smiles Viagens e Turismo S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Viajes y Turismo S.A., a corporation organized under the laws of Argentina, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

Smiles Viajes y Turismo S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Title: President

20

Pursuant to the requirements of the Trust Indenture Act of 1939, GTX S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on June 3, 2025.

GTX S.A.	GTX S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Officer

21